UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 10, 2018, Seadrill Limited issued a press release announcing an offer to purchase for cash (the “Asset Sale Offer”) its 12.0% Senior Secured Notes due 2025 (the “Notes”) at an offer price equal to 103% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, at an aggregate purchase price not to exceed approximately $56 million pursuant to the terms of the indenture governing the Notes.

A copy of the press release announcing the Asset Sale Offer is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBITS

The following exhibit is filed as part of this report:

Number	Exhibit:

99.1	Press release, dated October 10, 2018, announcing the asset sale offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 10, 2018	By:	/s/ Mark Morris
		Name:	Mark Morris
		Title:	Chief Financial Officer of Seadrill Management Ltd. (Principal Financial Officer and Principal Accounting Officer of Seadrill Limited)